FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement Nos. 333-290665 and 333-290665-01
Dated December 18, 2025
Callable Contingent Income Securities due December 30, 2027
Payments on the Securities Based on the Worst Performing of the S&P 500® Index, the Russell 2000® Index and the NASDAQ-100® Index
Fully and Unconditionally Guaranteed by Bank of America Corporation
Principal at Risk Securities
This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.
The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Investors will not participate in any appreciation in any underlying index. The securities are for investors who are willing to risk their principal and seek an opportunity to earn contingent quarterly coupon payments at a potentially above-market rate in exchange for the risk of receiving no contingent quarterly coupon payments if any underlying index closes below the coupon barrier level for such index on any index business day during the related observation period, and the risk of an early redemption of the securities at our discretion.  The securities are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The securities are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.
SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying indices:	S&P 500® Index (Bloomberg symbol: “SPX”), Russell 2000® Index (Bloomberg symbol: “RTY”) and NASDAQ-100® Index (Bloomberg symbol: “NDX”)
Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Pricing date:	December 26, 2025
Original issue date:	December 31, 2025 (3 business days after the pricing date)
Maturity date:	December 30, 2027
Call feature:
Beginning on March 31, 2026, on any quarterly redemption date, we have the right to redeem all (but not less than all) of the securities for a redemption payment equal to the stated principal amount plus any contingent quarterly coupon otherwise due with respect to the relevant observation period. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable redemption date. No further payments will be made on the securities once they have been redeemed.

Contingent quarterly coupon:
If, on each index business day during an observation period, the index closing value of each underlying index is greater than or equal to its respective coupon barrier level, we will pay a contingent quarterly coupon of at least $21.00 per security (equal to a rate of at least 2.10% per quarter or at least 8.40% per annum) on the related coupon payment date. The actual contingent quarterly coupon will be determined on the pricing date.
If, on any index business day during an observation period, the index closing value of any underlying index is less than the coupon barrier level for such index, no contingent quarterly coupon will be paid with respect to that observation period. It is possible that one or more underlying indices will close below the respective coupon barrier level(s) on any index business day during most or all of the observation periods throughout the entire term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity:
If the securities have not previously been redeemed, investors will receive on the maturity date a payment at maturity determined as follows:
If the final index value of each underlying index is greater than or equal to its respective downside threshold level: the stated principal amount and, if payable, the contingent quarterly coupon otherwise due with respect to the final observation period.
If the final index value of any underlying index is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 65% of the stated principal amount of the securities and could be zero.

Redemption payment:	The redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly coupon otherwise due with respect to the related observation period.
Initial index value:	For each underlying index, the index closing value on the pricing date.
Final index value:	For each underlying index, the index closing value on the final observation date.
Worst performing underlying index:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value.
Index performance factor:	With respect to each underlying index, final index value divided by the initial index value
Redemption dates:	Quarterly. See “Observation Period End-Dates, Coupon Payment Dates and Redemption Dates” below.
Observation period end-dates:
Quarterly, as set forth under “Observation Period End-Dates, Coupon Payment Dates and Redemption Dates” below, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-23 of the accompanying product supplement, with references therein to “Observation Date” to be read as references to “Observation Period End-Date.”

Observation period:
Each observation period will consist of each index business day from but excluding an observation period end-date to and including the following observation period end-date, excluding any date or dates that the calculation agent determines is not an index business day with respect to any underlying index; provided that the first observation period will consist of each index business day from but excluding the pricing date to and including the first observation period end-date.

Final observation date:	December 27, 2027, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” in the accompanying product supplement.
Coupon payment dates:	Quarterly, as set forth under “Observation Period End-Dates, Coupon Payment Dates and Redemption Dates” below.
Coupon barrier level:	For each underlying index, 65% of the initial index value.
Downside threshold level:	For each underlying index, 65% of the initial index value.
CUSIP / ISIN:	09711KCG9 / US09711KCG94
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $910.00 and $970.00 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000191870425021729/form424b2.htm
Observation Period End-Dates	Coupon Payment Dates / Redemption Dates
March 26, 2026	March 31, 2026
June 26, 2026	July 1, 2026
September 28, 2026	October 1, 2026
December 28, 2026	December 31, 2026
March 29, 2027	April 1, 2027
June 28, 2027	July 1, 2027
September 27, 2027	September 30, 2027
December 27, 2027 (final observation date)	December 30, 2027* (maturity date)
*Denotes that such date is not a “Redemption Date”
The pricing date, issue date and other dates set forth above and to the left are subject to change, and will be set forth in the final pricing supplement relating to the securities.
Hypothetical Payment at Maturity (if the securities have not been previously redeemed)
Change in the Worst Performing Underlying Index	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-35.00%	$1,000.00
-36.00%	$640.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, prospectus supplement and prospectus for the securities under “Additional Information about the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
This free writing prospectus is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofA Securities, Inc. (“BofAS”) by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.
Underlying Indices
For information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Structure-related Risks
■	Your investment may result in a loss; there is no guaranteed return of principal.
■	Your return on the securities is limited to the return represented by the contingent quarterly coupons, if any, over the term of the securities.
■	The securities are subject to early redemption, which would limit your ability to receive the contingent quarterly coupons over the full term of the securities
■	You may not receive any contingent quarterly coupons.
■	Your return on the securities may be less than the yield on a conventional debt security of comparable maturity.
■	The payment at maturity will not reflect changes in the levels of the underlying indices other than on the final observation date.
■
Because the securities are linked to the worst performing (and not the average performance) of the underlying indices, you may not receive any return on the securities and may lose a significant portion or all of your investment in the securities even if the index closing value or final index value of one underlying index is greater than or equal to its coupon barrier level or downside threshold level, as applicable.

■
Any payments on the securities are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the securities.

■	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.
Valuation- and Market-related Risks
■	The price to public you pay for the securities will exceed their initial estimated value.
■
The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your securities in any secondary market (if any exists) at any time.

■	We cannot assure you that a trading market for your securities will ever develop or be maintained.
Conflict-related Risks
■
Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the securities and their market value.

■	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
Underlying Index-related Risks
■	The securities are subject to risks associated with small-size capitalization companies.
■	The securities are subject to risks associated with foreign securities markets.
■	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.
■	The publisher of an underlying index may adjust that underlying index in a way that affects its levels, and the publisher has no obligation to consider your interests.
Tax-related Risks
■	The U.S. federal income tax consequences of an investment in the securities are uncertain, and may be adverse to a holder of the securities.
Tax Considerations
You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.